Kathleen M. Macpeak

+1.202.373.6149

kathleen.macpeak@morganlewis.com

June 5, 2017

Elisabeth Bentzinger

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Nuveen Arizona Quality Municipal Income Fund (formerly, the Nuveen Arizona Premium Income Municipal Fund) (“NAZ” or the “Fund”)
File Nos. 333- 211531 and 811-07278

Dear Ms. Bentzinger:

The purpose of this letter is to respond to comments you provided via telephone on May 25, 2017 to the Fund’s initial registration statement on Form N-2, which was filed on May 23, 2016 for the purpose of registering additional common shares of the Fund.

The following summarizes your comments and our responses. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus or Form N-2. Any underlined language is to distinguish new language from existing language and is bolded only for this correspondence.

GENERAL

1.	Comment: Please confirm supplementally that when the Fund sells or writes a credit default swap, it will segregate the full notional value of the swap.

Response: Registrant so confirms.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Elisabeth Bentzinger

June 5, 2017

2.	Comment: The Fund may purchase municipal securities through investments in pooled vehicles and partnerships. Please explain supplementally how much the Fund may invest in: (a) instruments that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act; and/or (b) other investment pools that are excluded from the definition of investment company and are privately offered (e.g., private oil and gas funds). We may have additional comments after reviewing your response.

Response: Registrant has not historically invested in such vehicles to any material degree nor does it currently intend to invest in such vehicles to any material degree. Specifically, Registrant not will invest more than 15% of its net assets in interests issued by funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act or more than 35% of its net assets in the aggregate in interests issued by funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act as well as any investment pools that are excluded from the definition of investment company and are privately offered.

That said, Registrant is not aware of any limitations on the investment in such vehicles under the 1940 Act or otherwise and reserves the right to invest in such companies in the future in a manner consistent with the Fund’s investment objectives and policies. To the extent the Fund does so in a meaningful manner and to a material extent, the registration statement will be updated to include additional disclosure describing such investments, the associated risks and any other pertinent disclosures. The updated registration statement will be filed with the SEC as appropriate (e.g., via POS 8C) at which time Registrant will endeavor to engage in a discussion with the staff regarding such changes. Of course, to the extent the SEC adopts any rules or regulations, or its staff issues guidance in this area mandating any specific policies regarding a fund’s ability to invest in such vehicles, and/or regarding disclosures regarding such investments, Registrant will modify its policies and disclosures in accordance with such guidance.

3.	Comment: If any underwriting agreement provides for indemnification by the Fund of the underwriter or its controlling persons against any liability arising under the Securities Act of 1933 (the “1933 Act”) or the 1940 Act, then please briefly describe such indemnification provisions. See Item 5.4 of Form N-2.

Response: The Distribution Agreement between Registrant and Nuveen Securities, LLC does not provide for any indemnification by Registrant.

*************

Elisabeth Bentzinger

June 5, 2017

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Macpeak

Kathleen M. Macpeak

cc:	Kevin McCarthy
Gifford Zimmerman
Mark Winget